Exhibit 99.4

Consent

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I, Richard D. Bronson, hereby consent to being named in the joint proxy statement/information statement and prospectus included in the Registration Statement on Form S-4 filed by Invitation Homes Inc. (“INVH”) (including any amendments to such Registration Statement) in connection with the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, Invitation Homes Operating Partnership LP, IH Merger Sub, LLC, Starwood Waypoint Homes and Starwood Waypoint Homes Partnership, L.P. (the “Merger Agreement”), as a person who will become a director of the combined company, INVH, following the Mergers (as defined in the Merger Agreement), and to the filing of this consent as an exhibit to such Registration Statement (including any amendments thereto).

/s/ Richard D. Bronson
Richard D. Bronson

Dated: September 7, 2017